                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                                 TRM CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   8762636105
                                 (CUSIP Number)

                                 With Copies to:

         Daniel G. Cohen                            J. Baur Whittlesey, Esquire
         ReadyCash Investment Partners, L.P.        Ledgewood Law Firm, P.C.
         c/o ReadyCash GP, Inc.                     1521 Locust Street - 8th Fl.
         1818 Market Street,  28th Floor            Philadelphia, PA 19102
         Philadelphia, PA 19103                     (215) 731-9450
         (215) 546-5005

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 30, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 8762636105

         (1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

                  ReadyCash Investment Partners, L.P.  23-2948913

         (2) Check the Appropriate Box if a Member of a Group
             (a) [ ]
             (b) [X]

         (3) SEC USE ONLY

         (4) Source of Funds
                  N/A

         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         (6) Citizenship or Place of Organization

                  Commonwealth of Pennsylvania

Number of                  (7) Sole Voting Power
Shares                              26,014(1)
Beneficially
Owned By                   (8) Shared Voting Power
Each                                0
Reporting
Person                     (9) Sole Dispositive Power
With                                26,014(1)

                           (10) Shared Dispositive Power
                                    0

          (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    376,553(2)

          (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                    [ ]

          (13) Percent of Class Represented by Amount in Row (11)
                                    4.7%

          (14) Type of Reporting Person
                                    PN

(1) Consists of warrants to purchase 26,014 shares of Common Stock which are exercisable within 60 days.

(2) Includes: 26,014 shares of Common Stock issuable upon the exercise of warrants. Also includes 154,160 shares of Series A preferred stock of the Issuer held by ReadyCash Investment Partners, L.P. ("RCIP") which are convertible into 115,619 shares of Common Stock (RCIP automatically dissolves and liquidates upon such conversion and the Common Shares are distributed to the limited partners of RCIP) and 234,920 shares of Common Stock issuable upon the conversion of 313,228 shares of Series A preferred stock of the Issuer to Common Stock held by third parties, for whom RCIP has been granted irrevocable proxies which terminate upon conversion of the Series A preferred stock.

CUSIP No. 8762636105

          (1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

                  Daniel G. Cohen

          (2) Check the Appropriate Box if a Member of a Group
                 (a) [ ]
                 (b) [X]

          (3) SEC USE ONLY

          (4) Source of Funds
                 PF

          (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

          (6) Citizenship or Place of Organization

                  Commonwealth of Pennsylvania

Number of                  (7) Sole Voting Power
Shares                              948,512(1)
Beneficially
Owned By                   (8) Shared Voting Power
Each                                26,014(2)
Reporting
Person                     (9) Sole Dispositive Power
With                                948,512(1)

                           (10) Shared Dispositive Power
                                    26,014(2)

          (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    1,325,065(3)

          (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                    [ ]

          (13) Percent of Class Represented by Amount in Row (11)
                                    16.1%

          (14) Type of Reporting Person
                                    IN

(1) Includes: 146,256 shares of Common Stock owned directly by Mr. Cohen; 525,179 shares of Common Stock owned by Mr. Cohen together with his wife; options to purchase 257,500 shares of Common Stock exercisable within 60 days; warrants to purchase 3,571 shares of Common Stock held by Mr. Cohen which are exercisable within 60 days; 179 shares of Series A preferred stock of the Issuer owned by Mr. Cohen together with his wife which are convertible into 134 shares of Common Stock; and 21,163 shares of Series A preferred stock of the Issuer owned by Mr. Cohen which are convertible into 15,872 shares of Common Stock.

(2) Consists of warrants to purchase 26,014 shares of Common Stock exercisable within 60 days owned by RCIP. Mr. Cohen is an owner and director of RCIP's general partner.

(3) Includes: 146,256 shares of Common Stock owned directly by Mr. Cohen; 525,179 shares of Common Stock owned by Mr. Cohen together with his wife; options to purchase 257,500 shares of Common Stock exercisable within 60 days; warrants to purchase 3,571 shares of Common Stock held by Mr. Cohen which are exercisable within 60 days; 179 shares of Series A preferred stock of the Issuer owned by Mr. Cohen together with his wife which are convertible into 134 shares of Common Stock; 21,163 shares of Series A preferred stock of the Issuer owned by Mr. Cohen which are convertible into 15,872 shares of Common Stock; 26,014 shares of Common Stock exercisable within 60 days owned by RCIP; 234,920 shares of Common Stock issuable upon the conversion of 313,228 shares of Series A preferred stock of the Issuer to Common Stock held by third parties, for whom RCIP has been granted irrevocable proxies which terminate upon conversion of the Series A preferred stock and 154,160 shares of Series A preferred stock of the Issuer held by RCIP which are convertible into 115,619 shares of Common Stock (RCIP automatically dissolves and liquidates upon such conversion and the Common Shares are distributed to the limited partners of RCIP). Mr. Cohen is an owner and director of RCIP's general partner.

CUSIP No. 8762636105

          (1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

                  Edward E. Cohen

          (2) Check the Appropriate Box if a Member of a Group
                  (a) [ ]
                  (b) [X]

          (3) SEC USE ONLY

          (4) Source of Funds
                   PF

          (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

          (6) Citizenship or Place of Organization

                  Commonwealth of Pennsylvania

Number of                  (7) Sole Voting Power
Shares                              733,899(1)
Beneficially
Owned By                   (8) Shared Voting Power
Each                                194,252(2)
Reporting
Person                     (9) Sole Dispositive Power
With                                733,899(1)

                           (10) Shared Dispositive Power
                                    194,252(2)

          (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    928,151(3)

          (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                    [ X ]

          (13) Percent of Class Represented by Amount in Row (11)
                                    11.8%

          (14) Type of Reporting Person
                                    IN

(1) Includes: 426,245 shares of Common Stock owned by Mr. Cohen together with his wife; 40,954 shares of Common Stock owned in individual retirement accounts for the benefit of Mr. Cohen; options to purchase 210,000 shares of Common Stock exercisable within 60 days; 61,714 shares of Series A Preferred Stock owned by Mr. Cohen which are convertible into 46,285 shares of Common Stock; and warrants to purchase 10,415 shares of Common Stock which are exercisable within 60 days.

(2) Consists of 194,252 shares of Common Stock owned by a charitable foundation of which Mr. Cohen and his spouse are trustees.

(3) Includes: 426,245 shares of Common Stock owned by Mr. Cohen together with his wife; 40,954 shares of Common Stock owned in individual retirement accounts for the benefit of Mr. Cohen; options to purchase 210,000 shares of Common Stock exercisable within 60 days; 61,714 shares of Series A Preferred Stock owned by Mr. Cohen which are convertible into 46,285 shares of Common Stock; warrants to purchase 10,415 shares of Common Stock which are exercisable within 60 days; and 194,252 shares of Common Stock owned by a charitable foundation of which Mr. Cohen and his spouse are trustees.
    Excludes: 37,522 shares of Common Stock owned by a pension plan of which Mr. Cohen is the beneficiary.

CUSIP No. 8762636105

          (1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

                  Arete Foundation 23-6779271

          (2) Check the Appropriate Box if a Member of a Group
                  (a) [ ]
                  (b) [X]

          (3) SEC USE ONLY

          (4) Source of Funds
                     N/A

          (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

          (6) Citizenship or Place of Organization

                  Commonwealth of Pennsylvania

Number of                  (7) Sole Voting Power
Shares                              194,252(1)
Beneficially
Owned By                   (8) Shared Voting Power
Each                                0
Reporting
Person                     (9) Sole Dispositive Power
With                                194,252(1)

                           (10) Shared Dispositive Power
                                    0

          (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    194,252(1)

          (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                    [ ]

          (13) Percent of Class Represented by Amount in Row (11)
                                    2.6%

          (14) Type of Reporting Person
                                    OO


(1) Mr. Edward Cohen and his spouse are trustees of Arete Foundation which holds 194,252 Common Shares.

CUSIP No. 8762636105


Item 1. Security and Issuer

        This statement relates to the Common Stock, no par value, of TRM Corporation (the "Issuer" or "TRM"). The principal executive offices of the Issuer are located at 5208 NE 122nd Avenue, Portland, Oregon 97230-1074.

Item 2. Identity and Background

        No change for any of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

        Not Applicable

Item 4. Purpose of Transaction

        No change for any of the Reporting Persons. This amendment is being filed to correct particular allocations and attributions of previously disclosed holdings of the Issuer by Mr. Daniel G. Cohen, Mr. Edward E. Cohen and ReadyCash Investment Partnership, L.P.

           (a) None.

           (b) None

           (c) None

           (d) None

           (e) None

           (f) None

           (g) None

           (h) None

           (i) None

           (j) None

Item 5. Interest in Securities of the Issuer.

       (a)                         Aggregate Holdings      Percentage of Class
         ReadyCash Partners            376,553                    4.7%
         Daniel Cohen                1,325,065                   16.1%
         Edward Cohen                  928,151                   11.8%
         Arete Foundation              194,252                    2.6%

       (b)                         Sole Power to Vote      Shared Power to Vote
         ReadyCash Partners             26,014                      0
         Daniel Cohen                  948,512                 26,014
         Edward Cohen                  733,899                194,252
         Arete Foundation              194,252                      0

CUSIP No. 8762636105


                                 Sole Power to Dispose   Shared Power to Dispose
         ReadyCash Partners               26,014                   0
         Daniel Cohen                    948,512              26,014
         Edward Cohen                    733,899             194,252
         Arete Foundation                194,252                   0


       (c) None.

       (d) None

       (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        No Change

Item 7. Materials to be Filed as Exhibits

        No Change

CUSIP No. 8762636105


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       READYCASH INVESTMENT PARTNERS, L.P.
                       By: ReadyCash GP Corp., its general partner

                       By:     /s/ Daniel G. Cohen
                               ---------------------
                               DANIEL G. COHEN
                               President


                               /s/ Daniel G. Cohen
                               ---------------------
                               DANIEL G. COHEN


                               /s/ Edward E. Cohen
                               ---------------------
                               EDWARD E. COHEN

                       ARETE FOUNDATION

                       By:    /s/ Edward E. Cohen
                              ----------------------
                              EDWARD E. COHEN
                              Trustee


July 30, 2004